

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 7, 2021

Laura P. O'Hara
Executive Vice President and General Counsel
M&T BANK CORP
One M&T Plaza
Buffalo, New York 14203

      Re: M&T BANK CORP
          Registration Statement on Form S-4
          Filed April 1, 2021
          File No. 333-254962

Dear Ms. O'Hara:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance